J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

July 24, 2024

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan Fundamental Data Science Large Core ETF, JPMorgan Fundamental Data Science Mid Core ETF and JPMorgan Fundamental Data Science Small Core ETF (the “Funds”)
File Nos. 333-191837; 811-22903;
Post-Effective Amendment No. 443

Dear Mr. Be:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on July 3, 2024, with respect to the filing made on May 16, 2024, related to the Funds. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

GENERAL

1.

Comment: Please file responses to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). In addition, please email to the commenter marked copies of the revised pages to the Fund’s prospectus reflecting responses to the following comments. Please apply comments to disclosure in one section to similar disclosures throughout.

Response: We agree to take these actions prior to the effectiveness of the Fund’s Rule 485(b) PEA.

PROSPECTUS

All Funds

Fees and Expenses of the Fund

2.

Comment: Please supplementally provide us with the fee table before filing. In addition, please supplementally explain how you determined an estimate for “Other Expenses” for the first fiscal year end and why that estimate is reasonable.

Response: The completed fee tables will be updated in the filings made pursuant to Rule 485(b) and will be emailed to you prior to the effectiveness of the Rule 485(b) PEA.

Each Fund’s shareholders are not currently expected to incur any “Other Expenses” as defined under Form N-1A. Footnote 1 of the Annual Fund Operating Expenses table discloses that the Funds’ investment adviser will pay substantially all expenses of the Funds, with certain exceptions. Accordingly, each Fund plans to omit the “Other Expenses” line item in their Annual Fund Operating Expenses table. If in the future a Fund incurs “Other Expenses,” as defined in Form N-1A (“N-1A”), the table will be modified to the extent required under N-1A.

The Fund’s Main Investment Strategy

3.

Comment: We know that JPMorgan previously launched the U.S. Applied Data Science Value Fund (the “ADSV Fund”), and that the Funds included here employ a “fundamental data science enabled investment approach”. With a view to improving the disclosure, please supplementally explain whether the Funds’ adviser will have equal access to the data and model outputs as it has for the ADSV Fund and how each Fund is differentiated from an investment perspective. Please tell us how you think about and differentiate “data science” from other popular terms such as AI, ML and LLM. In addition, please expand disclosure to provide a more detailed description about the proprietary techniques, data sources and outputs used to inform investment decisions for the Funds.

Response: The Funds’ adviser will have equal access to the data and model outputs used by the ADSV Fund.. The primary way that each Fund is differentiated is in the market capitalization and valuation characteristics of the overall portfolio, as described in each Fund’s prospectus.

The adviser believes the term “data science” -described in the disclosure as “the discipline of extracting useful insights from collections of information” – can generally be used as a replacement for other popular terms like “AI”, “ML” and “LLM”. Please note that “data science” is the adviser’s preferred terminology.

Moreover, we respectfully decline to provide additional information on the proprietary techniques, data sources and outputs used by the portfolio management team to inform investment decisions for the Funds, as we believe the current disclosure is sufficient. Specifically, the third sentence of each Fund’s “Investment Process” disclosure describes the data sources and the fourth and fifth sentence of the section describes the outputs. In response to comment #6, we have clarified the disclosure as identified below.

4.	Comment: Disclosure in the investment strategy section states the following: “The adviser chooses the Fund’s equity securities so that the overall portfolio is style agnostic, does not have a material growth or value tilt relative to the Fund’s benchmark”. Please clarify what “style agnostic” and “growth or value tilt” mean. Also clarify the term “relative to the benchmark”.

Response: In response to your comment, the disclosure will be modified to read as follows:

The adviser chooses the Fund’s equity securities so that the overall portfolio ~~is style agnostic, does not have a material growth or value tilt relative to the Fund’s benchmark~~ has similar growth and value characteristics to its benchmark. While the Fund invests in securities that have growth and value characteristics, the portfolio is not focused on either type of securities, and the Fund is ~~will be~~ considered a core portfolio.

5.	As part of the “Investment Process,” there are references to “securities with attractive valuations”. Please clarify how that is consistent with the sentence described in Comment 4.

Response: In order to clarify the disclosure, the portion of the sentence referring to securities “with attractive valuations” will be removed from the Funds Investment Process.

6.

Comment: In the “Investment Process” section please revise the disclosure of the Fund’s strategy to use more “plain English”, including a discussion of the types of data and analysis that the adviser will use to select securities in which a Fund will invest. Please eliminate excessive use of jargon.

Response: The disclosure in each Fund’s “Investment Process” will be revised as follows in response to this comment:

Investment Process: In managing the Fund, the adviser employs a fundamental data science enabled investment approach that combines research, data insights, and risk management. The adviser defines data science as the discipline of extracting useful insights from collections of information, and the adviser utilizes the insights as a part of its investment process. The adviser utilizes proprietary techniques to process, analyze, and combine a wide variety of information, including the adviser’s multi-decade history of proprietary fundamental research, company financial statements, and a variety of other data sources that the adviser finds relevant to conducting fundamental analysis. The adviser combines insights derived from these sources to forecast the financial prospects of each security, also known as fundamental analysis. Alongside its own insights, the Fund’s portfolio management team uses the ~~these~~ forecasts developed through data science techniques to help to identify securities ~~with attractive valuations~~ that are priced favorably relative to their associated levels of risk. The Fund’s portfolio management team then constructs a portfolio that seeks to maximize expected future financial performance while controlling for key risks to the underlying companies’ businesses identified by the adviser’s ~~as part of its~~ analysis. The adviser assesses key risks by analyzing potential events or conditions that may have a negative impact on the adviser’s valuation of a particular security. Such key risks may include, but are not limited to, sensitivity to changes in macroeconomic conditions, competitive risks from existing companies or new entrants, and operational risks related to the companies’ business models. The adviser continuously evaluates the efficacy of the sources of information included within the investment process, and seeks to identify new data sources that will be additive to the adviser’s forecasts and portfolio construction.

The Fund’s Main Investment Risks

7.

Comment: Derivatives Risk. Disclosure in the strategy says the fund’s intend to use future contracts. Tailor the disclosure about the fund’s use of derivatives, specifically to how each Fund expects to be managed and address the strategies that the Fund expects to be the most important means to achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See letter from Barry Miller to ICI dated July 30, 2010 (the “Derivative Letter”).

Response: As currently disclosed in the “What are the Fund’s main investment strategies” section, the Funds “will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions.”. The adviser believes that this disclosure appropriately identifies the main derivatives that the Funds may use and complies with the requirements of Form N-1A and the guidance in the Derivatives Letter.

JPMorgan Fundamental Data Science Large Core ETF

The Fund’s Main Investment Strategy

8.	Comment: Since the Fund is non-diversified, please disclose a range of the number of securities that the Fund will typically hold.

Response: We have considered whether to include in the disclosure a range of the number of securities the Fund will typically hold. Because the Fund will be non-diversified primarily to provide flexibility with respect to a few securities that represent a large portion of the Fund’s benchmark index and not because it will hold a small number of securities, we respectfully decline to include a range of the number of securities.

The Fund’s Main Investment Risks

9.	Comment: Technology Exposure Risk. To the extent the Fund anticipates to invest in certain industries (as a result of its benchmark or otherwise), discuss in the strategy section.

Response: The Fund’s investment strategy disclosure will be revised to add the following disclosure as a new fifth paragraph in the “What are the Fund’s main investment strategies?” section.

Many of the equity securities in the Fund’s portfolio will be technology companies or companies that rely heavily on technological advances.

Similar changes will be made to the disclosure for the other Funds to the extent it discloses the risk of investing in certain industries or sectors.

JPMorgan Fundamental Data Science Mid Core ETF

10.

Comment: On page 15 of the Fund’s prospectus in response to item 9, it is disclosed that the Fund invests in real estate securities as part of its main investment strategy. Please consider disclosing this in the Fund’s main investment strategy section of the prospectus.

Response: We have reviewed the disclosure and respectfully believe the Fund’s main investment strategy already discloses that the Fund intends to investment in real estate securities, as it specifically says: “The Fund may also invest in real estate investment trusts (REITs).”

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at +1614 213 4020 or email her at elizabeth.a.davin@jpmorgan.com.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin Assistant Secretary